Exhibit 99.49

GREENBROOK TMS TO HOLD VIRTUAL

ANNUAL MEETING OF SHAREHOLDERS ON JUNE 29

TORONTO, ON, June 17, 2020 – Greenbrook TMS Inc. (“Greenbrook” or the “Company”) (TSX: GTMS) announces that, due to the COVID-19 pandemic, it will hold its Annual Meeting of Shareholders (the “Meeting”) on Monday, June 29, 2020 at 10:00 a.m. (Toronto time) by way of virtual-only meeting via live audio webcast and teleconference. Shareholders will not be able to attend in person at the Meeting.

Shareholders are encouraged to access the live audio webcast, which may be found at https://www.greenbrooktms.com/investors/events.htm beginning at 10:00 a.m. (Toronto time) on Monday, June 29, 2020. Alternatively, shareholders may also access the meeting by telephone beginning at such time at (866) 521-4909 (Canada and U.S.) or 1 (647) 427-2311 (International).

For those that plan on accessing the webcast or teleconference, please allow ample time prior to the Meeting.

Greenbrook strongly encourages shareholders to vote in advance of the Meeting using their proxy or voting instruction form and to participate in the Meeting through the live audio webcast or teleconference. Additional information on the Meeting, including details on how to vote and meeting participation, is available in the Management Information Circular dated May 19, 2020 available on www.sedar.com.

As in-person attendance at the Meeting will not be possible, shareholders should not appoint a proxyholder, other than the proxyholders named in the proxy form or voting instruction form, to participate and vote on their behalf at the Meeting.

About Greenbrook

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Erns Loubser
Chief Financial Officer and Treasurer
Greenbrook TMS Inc.

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com
1-855-797-4867